345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

Via Edgar

October 4, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Alexandra Barone
Larry Spirgel
Robert Littlepage
Claire DeLabar

Re:	Trident Acquisitions Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed September 20, 2021 File No. 333-257734

Dear Mr. Spirgel:

On behalf of Trident Acquisitions Corp. (the “Company”), we are hereby responding to the letter, dated October 1, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4, File No. 333-257734 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Form S-4/A filed September 20, 2021

Questions and Answers about the Proposals

When is the deadline to consummate the Business Combination?, page xiv

1.	Please update your disclosure here and throughout to reflect the latest extension of the deadline to consummate the business combination, or December 1, 2021.

Response: The Company has revised the disclosure in the Amended Registration Statement in accordance with the Staff’s comment.

Risk Factors

Dependence on Third Parties Risks

Our ability to acquire lottery game in certain jurisdictions..., page 44

2.	Please revise to disclose the term and termination provisions of the Services Agreement with Master Goblin Games, LLC.

Response: The Company has revised the disclosure on page 44 of the Amended Registration Statement in accordance with the Staff’s comment.

Proposal No. 1 - The Business Combination Proposal

Background of the Merger, page 85

3.	We note your response to prior comment 3. Please revise to also disclose the trust funds remaining after the extension to June 1, 2021 that was approved on February 26, 2021.

Response: The Company has revised the disclosure on page 86 of the Amended Registration Statement in accordance with the Staff’s comment.

4.

We note that, on August 31, 2021, the TDAC Board approved the extension of the date by which TDAC has to complete a business combination for an additional three months to December 1, 2021; however, you disclose that Nasdaq’s Hearings Panel granted TDAC’s request for continued listing on Nasdaq subject to the condition that TDAC completes its Business Combination on or before October 29, 2021. Please disclose what consideration the TDAC Board gave to Nasdaq's Hearings Panel's conditions in approving the extended date to December 1, 2021.

Response: The Company has revised the disclosure on page 86 of the Amended Registration Statement in accordance with the Staff’s comment.

Material U.S. Federal Income Tax Considerations

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of Lottery.com securities, page 125

5.	You disclose on page 125 that neither party makes any representations or assurances regarding the tax treatment of the merger, including whether the merger qualifies for the Intended Tax Treatment; however, you disclose on page xi under the Q&A: Will U.S. Holders of Lottery.com Shares or Lottery.com warrants be subject to U.S. federal income tax on the Common Stock or Public Warrants received in the Business Combination? that, "subject to limitations and qualifications [in the later section of the proxy statement/prospectus discussing the material tax consequences], the Business Combination is generally intended to be tax-deferred to U.S. Holders...of Lottery.com Shares or Lottery.com warrants for U.S. federal income tax purposes." Please provide an opinion to support this representation. If there is significant doubt about the tax consequences of the transaction and counsel cannot give a "will" opinion, counsel may issue a “should” or “more likely than not” opinion or state they are unable to opine. You should revise the Q&A, summary, risk factors and this section of the prospectus to reflect counsel's opinion or inability to opine. For guidance, please refer to Section III.C.4 of CF Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure on pages [_] and [_] of the Amended Registration Statement and has filed an opinion of counsel as Exhibit 8.1 to the Amended Registration Statement in accordance with the Staff’s comment.

Lottery.com Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 153

6.	We note your revised disclosure highlighting the company’s performance metrics. Please revise to provide the following information concerning each metric: (i) a clear definition of the metric and how it is calculated, (ii) the reasons the metric is useful to investors, (iii) how management uses the metric in managing or monitoring the performance of the business, and (iv) whether there are underlying estimates or assumptions that are necessary to understanding the metric or calculation. In addition, please quantify the metrics for each period presented. For additional guidance, refer to SEC Release No. 33- 10751.

Response: The Company has revised the disclosure on page 153 of the Amended Registration Statement in accordance with the Staff’s comment.

Results of Operations, page 154

7.	Please expand the discussion of revenues on pages 155 and 156 to explain the nature of the revenue contract, such as the nature of the services provided and whether you expect any continuing impact or whether this was a one-time contract.

Response: The Company has revised the disclosure on pages 155 and 156 of the Amended Registration Statement in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 175

8.	We note that AutoLotto acquired Global Gaming in June 2021. Please revise the pro forma Statement of Operations for the Six Months Ended June 30, 2021 to include a column for Global Gaming (i.e. Mexican Acquisitions) pursuant to Rule 8-05 of Regulation S-X.

Response: The Company has revised the disclosure on page 175 of the Amended Registration Statement in accordance with the Staff’s comment.

Financial Statements – AutoLotto

Note 3. Business Combination, page F-61

9.	Please expand the disclosure to include all disclosures required pursuant to ASC 805-10-50-2, including supplemental pro forma information of revenues and net earnings/loss as though the business combination had occurred as of the beginning of the comparable annual reporting period, that is, January 1, 2021.

Response: The Company has revised the disclosure on pages [_] and [_] of the Amended Registration Statement in accordance with the Staff’s comment.

10.	Please also provide us with an analysis that supports your determination as to whether the acquisition of Global Gaming by AutoLotto constituted a significant acquisition to AutoLotto and provide any financial statements of Global Gaming required pursuant to Rule 8-04 of Regulation S-X.

Response: The Company respectfully advises the Staff that based on the Company’s analysis of the significance tests set forth in rule in Rule 1-02(w) of Regulation S-X (“Rule 1-02(w)”), AutoLotto’s acquisition of Global Gaming did not exceed the relevant 20% threshold on any of the three significance tests set forth in Rule 1-02(w), namely the asset test, the investment test or the income test. For purposes for applying these tests, the Company used AutoLotto’s and Global Gaming’s most recently completed fiscal years end (December 31, 2020). The significance tests calculations were as follows:

●	Asset test: As of December 31, 2020, Global Gaming had total assets of approximately $366,529 and AutoLotto has total assets of $50,732,099. AutoLotto’s interest in Global Gaming’s total assets represents approximately 1.2% of AutoLotto’s total assets as of December 31, 2020.

●

Investment test: As AutoLotto’s common shares are not publicly traded, the Company evaluated the GAAP purchase price, i.e., the consideration transferred, including the fair value of contingent consideration and excluding acquisition related costs, as compared to AutoLotto’s consolidated total assets as of December 31, 2020. The consideration transferred was approximately $9,852,404, resulting in a significance under the investment test of approximately 19.66% of AutoLotto’s total assets of $50,732,099 as of December 31, 2020.

●

Income test: There are two prongs to the income test, a revenue prong and a pre-tax income prong, both of which must exceed 20% in order for an acquisition or probable acquisition to be deemed significant under Rule 1-02(w). For the fiscal year ended December 31, 2020, Global Gaming generated $141,526 of income from continuing operations before income taxes and cumulative effect of a change in accounting principles (after intercompany eliminations) (“pre-tax income”) and AutoLotto had a net loss before taxes of $5,811,863. Using absolute values, AutoLotto’s share of Global Gaming’s pre-tax income, calculated as $141,526 divided by $5,811,863, equals approximately 2.4% of AutoLotto’s loss from continuing operations before income taxes in the relevant period. Because the pre-tax income prong was lower than 20%, the revenue prong of the income test need not be applied.

Based on the above assessment, the acquisition of Global Gaming is not considered significant for purposes of Rule 1-02(w) and therefore the Company did not provide separate financial statements of Global Gaming in the Amended Registration Statement. The Company advises the Staff that because the acquisition closed in June 2021, the acquisition of Global Gaming is reflected in AutoLotto’s unaudited financial statements for the six months ended June 30, 2021 included in the Amended Registration Statement.

Annex D - Form of Proxy Card, page D-1

11.	Please ensure the preliminary proxy card identifies each proposal. In this regard, it appears that the Charter Proposal should be added. In addition, please clarify that the Advisory Proposals are seeking advisory votes.

Response: The Company has revised the preliminary proxy card in accordance with the Staff’s comment.

_________________________________________________________

Please do not hesitate to contact David J, Levine at (212) 407-4923 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Elliott M. Smith, Esq. at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Vadim Komissarov

Trident Acquisitions Corp.

Tony DiMatteo

AutoLotto, Inc.

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